Quarterly Earnings Report                                                              July 26, 2013
            2Q12

Financial Highlights:
(All figures are expressed in million of Mexican pesos. Comparisons are made with the same period of 2012, unless otherwise stated. Figures may vary slightly due to rounding).

  The Group's net sales for the second quarter reached $10,843.3 million pesos
  Gross income for the period was $1,832.3 million; the gross margin for the quarter was 16.9%
  Operating expenses reached $1,676.1 million pesos and represented 15.4% of the Company's total sales
  Quarterly operating income was $156.1 million, resulting in an operating margin of 1.4% for the period
  Second quarter EBITDA was $242.3 million, or 2.2% of total sales
  As of June 30, 2013, GCS's net debt totaled $9,594.9 million
  GCS closed the quarter with 22 Distribution Centers and 1,282 pharmacies in operation across Latin America

Mexico City, Mexico, July 26, 2013.  Grupo Casa Saba (SAB) ("Saba", "GCS", "the Company" or "the Group"), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and one of the most important pharmacy chains in Latin America, announced its consolidated financial and operating results for the second quarter of 2013.

QUARTERLY EARNINGS

Competition in the distribution and marketing of pharmaceutical products, health and beauty aids, and consumer goods prevailed in Mexico as well as in the other Latin America countries in which we operate, mainly due a larger number of participants in the markets in which we operate. Our operating strategy has been to maintain emphasis on improving efficiency levels and controlling logistic costs and expenses, as well as offering competitive prices, generating positive results in practically all our divisions. At the sales level, we are continue to focusing on improving the availability of the most in-demand products for our clients in wholesale and in our pharma network, as well as improving the care and service of our stock sales. In regards to growth, keeping in line with our strategy, allowed us to strengthen our presence in the markets in which we already operate, as well as to improve the knowledge of the brands with which we operate.

At Grupo Casa Saba, we will continue to focus on making ongoing improvements to our logistic and commercial operations in order to offer all of our clients a wide range of products at competitive prices.  In our pharmacy network, we will also strive to offer the best integrated health, beauty and consumer goods solutions.

NET SALES

Net sales for the quarter totaled $10,843.3 million, a decrease of 11.5% compared to $12,253.18 million in 2Q2012.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales from our Pharma, Health, Beauty and Consumer Goods division totalized $5,266.8 million. Compared to the same quarter last year a 13.5% decrease was resulted mainly due the disincorporation of Citem Publications. In terms of total sales, this division's percentage decrease from 49.7% in 2Q2012 to 48.6% in the 2Q2013.

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division grew 9.99% compared to the second quarter of 2011. This growth was due to our increased participation in the bidding processes of various State and Federal health institutions. In terms of total sales, this division represented  2.78% in 2Q2011, down from to 3.02% in the 2Q2012.

RETAIL PHARMACY

During the second quarter of the year, sales from our Retail Pharmacy division reached $5,523.3 million. Compared to the same quarter last year, the decrease was of 7.8%. This was mainly due the sale of Brazil and Peru units. This division's percentage of the Group's overall sales rose to 50.9% vs 48.7% in the 2Q2012.

This division’s percentage of the Group’s overall sales rose to 48.9% vs 49.7% in the 2Q2011.

As a result, the sales mix for the second quarter of 2012 was as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                            50.9%
                                       Total Distribution                           49.1%
                                    Pharma, Health, Beauty
                                      and Consumers Good                       48.6%
                                     Government Pharma                            0.5%
                                                 TOTAL                                 100.0%

GROSS INCOME

During the second quarter of 2013, gross income reached $1,832.3 million pesos, amount 17.9% lower than the gross income reached in the second quarter of 2012. This was mainly due a decrease in sales in our distribution and government areas.

OPERATING EXPENSES

Operating expenses in the second quarter of 2013 resulted in $1,676.1 million. This represents a decrease of $290.8 million pesos, or 14.7%, compared to the same period of the previous year. This change was mainly by the management strategy to reduce expenses in all the areas of the company. As a percentage of total sales, operating expenses represented 15.4% during the second quarter of 2013 compared to 16.0% during the same period of 2012.

OPERATING INCOME

Quarterly operating income for 2Q2013 was $156.1 million, an amount 41.3% lower than the $266.4 million reported in 2Q2012. This decrease in operating income was the result of the decline in sales due the disincorporation of companies. Operating income margin for the 2Q2013 was 1.4%, versus 2.1% in 2Q2012.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for 2Q2013 was $242.3 million, a lower amount compared to the $377.1 million reported in the second quarter of 2012.

EBITDA margin for the second quarter of 2013 was 2.2%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $145.5 million in 2Q2013, 25.9% higher than the CCF reported during 2Q2012.

This increase was primarily due to minor gain in exchanges in this quarter.

NET DEBT

The Company’s net debt at the end of 2Q2013 was $9,594.9 million pesos. A 0.1% increase with respect of last year.

OTHER EXPENSES (INCOME)

During the second quarter of the year, other expenses totaled $60.4 million. This represents a change of $155.2 million mainly from extraordinary earning obtained from our pharma division.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the second quarter of 2013 were $7.9 million, an amount lower than the $68.1 million reported in 2Q2012.

NET INCOME

In the second quarter 2013 GCS recorded a net loss of $57.8 million, while in the same period last year a net profit of $177.4 million was registered. This change was mainly due the decrease in sales previously mentioned.

Analysis Coverage: Through the Bolsa  Mexicana de Valores program, Independent Analyst, Grupo Casa Saba counts with the coverage of Morningstar.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol “SAB“.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    Grayling:
Harish Dadoo González                                                                Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos as of June 2013

	Jan-June		Jan-June		Variation		Apr - June		Apr - June		Variation
Income Statement	2012	% of sales	2013	% of sales	$	%	2011	% of sales	2012	% of sales	$	%
NET SALES	24,288,488	100.00%	21,860,103	100.00%	2,428,385	(10.00%)	12,253,184	100.00%	10,843,357	100.00%	1,409,827	(11.51%)
COST OF SALES	19,874,773	81.83%	18,139,284	82.98%	1,735,490	(8.73%)	10,019,697	81.77%	9,011,019	83.10%	1,008,678	(10.07%)
Gross Profit	4,413,715	18.17%	3,720,819	17.02%	692,896	(15.70%)	2,233,487	18.23%	1,832,338	16.90%	401,149	(17.96%)
OPERATING EXPENSES
Sales Expenses	662,251	2.73%	377,169	1.73%	285,082	(43.05%)	362,825	2.96%	199,773	1.84%	163,052	(44.94%)
Administrative Expenses	3,114,805	12.82%	2,919,951	13.36%	194,854	(6.26%)	1,604,225	13.09%	1,476,407	13.62%	127,819	(7.97%)
Operating Expenses	3,777,056	15.55%	3,297,120	15.08%	479,936	(12.71%)	1,967,050	16.05%	1,676,179	15.46%	290,871	(14.79%)

Operating Income	636,659	2.62%	423,699	1.94%	212,960	(33.45%)	266,437	2.17%	156,159	1.44%	110,278	(41.39%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	465,408	1.92%	469,556	2.15%	4,148	0.89%	194,423	1.59%	229,211	2.11%	34,788	17.89%
Interest (Earned)	42,639	(0.18%)	63,941	(0.29%)	21,302	49.96%	8,738	(0.07%)	39,366	(0.36%)	30,628	350.50%
Exchange Loss (Gain)	44,141	(0.18%)	46,185	(0.21%)	2,045	4.63%	70,114	(0.57%)	44,337	(0.41%)	25,777	(36.76%)
Monetary Position (gain)	-	0.00%	-	(0.00%)	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Comprehensive Cost of Financing	378,628	1.56%	359,429	1.64%	19,198	(5.07%)	115,571	0.94%	145,508	1.34%	29,937	25.90%

OTHER EXPENSES (INCOME), net	593,649	(2.44%)	63,786	0.29%	657,435	NC	94,737	(0.77%)	60,488	0.56%	155,225	NC

NET INCOME BEFORE TAXES	851,680	3.51%	484	0.00%	851,196	(99.94%)	245,602	2.00%	49,838	(0.46%)	295,440	(120.29%)

PROVISIONS FOR:
Income Tax	203,864	0.84%	82,753	0.38%	121,111	(59.41%)	68,159	0.56%	28,070	0.26%	40,089	(58.82%)
Asset Tax	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Income Tax	-	0.00%	20,100	(0.09%)	20,100	NC	-	0.00%	20,100	(0.19%)	20,100	NC
Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Total taxes	203,864	0.84%	62,653	0.29%	141,211	(69.27%)	68,159	0.56%	7,970	0.07%	60,189	(88.31%)

Net Income Before Extraordinary Items	647,816	2.67%	62,169	(0.28%)	709,985	NC	177,443	1.45%	57,808	(0.53%)	235,251	NC

Extraordinary Items (Income)	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Net Income	647,816	2.67%	62,169	(0.28%)	709,985	NC	177,443	1.45%	57,808	(0.53%)	235,251	NC

Depreciation and Amortization	219,526	0.90%	166,966	0.76%	52,560	(23.94%)	110,760	0.90%	86,153	0.79%	24,607	(22.22%)
Operating Income plus Depreciation and Amortization	856,185	3.53%	590,665	2.70%	265,520	(31.01%)	377,197	3.08%	242,312	2.23%	134,885	(35.76%)

Net Income corresponding to Minority Interest

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in thousands of Mexican pesos as of June 2013
	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	29,973,971	32,501,016

CURRENT ASSETS	19,082,462	21,231,243
CASH AND CASH EQUIVALENTS	1,191,321	1,068,257
CLIENTS (NET)	6,224,807	7,599,268
CLIENTS	7,920,424	9,018,164
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,695,617	-1,418,897
OTHER ACCOUNTS RECEIVABLES (NET)	3,898,677	4,665,028
INVENTORIES	7,754,886	7,885,983
OTHER CURRENT ASSETS	12,771	12,707

LONG TERM	25,123	36,986
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	25,123	36,986
PROPERTY MACHINARY AND EQUIPMENT NET	3,071,862	3,040,769
PROPERTY	2,269,173	2,471,561
MACHINERY AND EQUIPMENT	2,340,393	1,604,994
OTHER EQUIPMENT	1,724,624	2,555,423
ACCUMULATED DEPRECIATION	-3,268,718	-3,622,213
CONSTRUCTION IN PROGRESS	6,390	31,003
INTANGIBLE ASSETS (NET)	6,751,509	6,990,394
GOODWILL	2,680,666	2,809,508
BRANDS	2,611,067	2,719,238
RIGHTS AND LICENSING	1,444,811	1,445,315
OTHER INTANGIBLE ASSETS	14,965	16,332
OTHER NON CURRENT ASSETS	1,043,015	1,201,624
ADVANCE PAYMENTS	58,246	23,881
DEFERRED CHARGES (NET)
OTHERS	984,769	1,177,743

TOTAL LIABILITIES	24,453,349	26,020,026

CURRENT LIABILITIES	13,259,275	14,302,646
BANK CREDITS	1,837,094	2,487,022
SUPPLIERS	10,796,367	11,311,565
TAXES PAYABLE	625,814	504,060
OTHER CURRENT LIABILITIES	2,638,405	3,358,890
EMPLOYEE BENEFITS	280,710	200,771
OTHER CURRENT LIABILITIES	2,357,695	3,158,119
NON CURRENT LIABILITIES	8,949,182	8,161,309
BANK CREDITS	8,949,182	8,161,309
OTHER LIABILITIES	-393,513	197,182

SHAREHOLDERS' EQUITY	5,520,622	6,480,990

CONTRIBUTED CAPITAL	2,593,872	2,503,875
CAPITAL STOCK PAID (NOMINAL)	767,902	677,903
CAPITAL STOCK PAID UPDATE	956,093	956,094
PREMIUM ON STOCK SOLD	869,877	869,878
CAPITAL INCREASE (DECREASE)	2,926,750	3,977,115
ACCUMULATED PROFIT AND LEGAL RESERVE	1,926,719	3,059,885
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	-62,169	-144,970